Sequans Announces ADS Ratio Change

Paris — September 4, 2025 — Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a pioneer in adopting Bitcoin as its primary treasury reserve asset and a leading provider of cellular IoT semiconductor solutions, today announced that its Board of Director has approved a plan to change the ratio of its American Depositary Shares ("ADSs") to its ordinary shares (the "ADS Ratio"), from the current ratio of one (1) ADS to ten (10) ordinary shares to a new ratio of one (1) ADS to one hundred (100) ordinary shares. Sequans’ ordinary shares are not affected by the change.

The new ADS to ordinary share ratio of 1 for 100 will be effective prior to the commencement of trading on the New York Stock Exchange on September 17, 2025.

The primary objectives of the ADS ratio change are:

1.Practicality and Convenience – Following the capital increase of July 2025, which significantly increased the number of outstanding shares, this change will reduce the number of ADS outstanding for operational efficiency.

2.Enhanced Market Appeal – The higher per-ADS price is expected to make Sequans’s ADS more attractive to a broader range of institutional investors, including funds that have minimum price thresholds for investment.

3.Regulatory Compliance and Strategic Flexibility – This adjustment will help ensure continued compliance with NYSE listing requirements and provide resilience against potential market volatility, particularly as the Company continues to execute its Bitcoin treasury strategy.

For the Company's ADS holders, the ADS ratio change will have the same effect as a one-for-ten reverse ADS split. No fractional new ADSs will be issued in connection with the ADS ratio change. Holders who would otherwise receive fractional ADSs will receive a cash payment in lieu of such fractional ADSs. The cash in lieu rate will be set when the depositary sells the ADSs that would otherwise have been issued as fractional ADSs in one or more market trades.
Effective September 17, 2025, Holders in the Direct Registration System and in DTC will have their ADSs automatically exchanged and need not take any action. Beneficial holders may contact their bank, broker or nominee for more information. ADS holders with ADSs held in certificate form will be required to exchange their certificates for new book-entry ADSs at a rate of 10 old ADSs for 1 new ADS.

The Company’s ADSs will continue to trade on the New York Stock Exchange (“NYSE”) under the ticker symbol “SQNS”.

As a result of the ADS ratio change, the trading price per ADS is expected to increase proportionally, although the Company can give no assurance that the trading price per ADS after the ratio change will be equal to or greater than ten times the trading price per ADS before the change.

About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) as well as a pioneer in Bitcoin Treasury. Sequans views Bitcoin as a long-term investment and intends to strategically accumulate it as its primary treasury reserve asset. The company’s approach involves acquiring and holding Bitcoin using net proceeds from equity and debt issuances — executed from time to time based on market conditions — as well as cash generated from operations and intellectual property monetization.

Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications - including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes. Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. The company also provides advanced design services and technology licensing. Sequans management believes the combination of a strategic Bitcoin reserve and deep focus on semiconductor innovation positions the company for long-term value creation.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Singapore, Finland, Taiwan, and China.
Visit Sequans at sequans.com and follow us on LinkedIn and X.

Contacts

Sequans investor relations:
David Hanover/Gerrick Johnson, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com

Sequans media relations:
Linda Bouvet (France), +33 170721600, media@sequans.com

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to our future ADS price, the financial condition, results of operations and business of Sequans, including, but not limited to, the Company’s bitcoin treasury strategy. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumption. Such risks and uncertainties include, but are not limited to, our ability to successfully implement our Bitcoin treasury strategy. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, subsequent filings on Form 6-K, including the Form 6-K filed on July 17, 2025, and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.